Exhibit (a)(1)(G)

FORM OF REMINDER EMAIL TO ELIGIBLE HOLDERS

REGARDING THE EXPIRATION OF THE EXCHANGE OFFER

From:	Aon

Re:	Xeris Pharmaceuticals, Inc. Offer to Exchange Eligible Options for New Options open

As an eligible participant, in Xeris Pharmaceuticals, Inc. (“Xeris,” “we,” “us” or “our”) Offer to Exchange Eligible Options for New Options (the “Exchange Offer”), we are pleased to inform you that the exchange is still open and you have time to make an election until the Exchange Offer expires at 11:59 p.m., Central Time, on Wednesday, December 9, 2020 (the “Expiration Time”). We may extend this expiration date and time in our discretion, in which case references to the “Expiration Time” shall refer to any such extended date and time.

If you have already made an election, you are eligible to change your election up until the expiration time.

Please understand that we cannot advise you on whether or not to participate in the Exchange Offer. Participation in the Exchange Offer is entirely your decision and at your discretion, and you should make the decision about whether to participate based on your personal circumstances. Xeris recommends that you consult your tax and financial advisors to address questions regarding your decision.

This notice does not constitute an offer. The full terms of the Exchange Offer are described in the Schedule TO-I and accompanying documents, which you may access on our website at www.xerispharma.com/investors/sec-filings or through the SEC website at www.sec.gov. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Offer Documents.